Credit Suisse Securities (USA) Inc.

November 13, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Venoco, Inc.
  Registration Statement on Form S-1 (File No. 333-130478)

Ladies and Gentlemen:

        As Representatives of the several underwriters of the proposed public offering of up to 14,375,000 shares of common stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 10:00 a.m. (NYT) on November 16, 2006, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated October 30, 2006, through the date hereof:

  Preliminary Prospectus dated October 30, 2006:

        16,006 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) INC. LEHMAN BROTHERS INC. J.P. MORGAN SECURITIES INC. As Representatives of the several Underwriters
By:	CREDIT SUISSE SECURITIES (USA) INC.
By:	/s/ JAIME CASAS
Name:	Jaime Casas
Title:	Director